EXHIBIT 99.1

Just Energy Announces Sale of Assets in Georgia and the Closing of the Sale of the Irish Business

  Closing of the sale of Irish business and sale of Georgia assets further advances efforts to streamline the organization.
  Cost control efforts implemented in fiscal 2019 and earlier in fiscal 2020 have begun to yield results; total annualized cost savings initiatives announced so far in fiscal 2020 of approximately C$60 million, net of costs associated with severance and the strategic review process.
  Just Energy remains actively engaged in its strategic review process for its core North American business.

TORONTO, Dec. 31, 2019 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or “the Company”) (TSX:JE) (NYSE:JE) announces that it has sold all of its customer contracts and natural gas in storage in the State of Georgia to Infinite Energy for approximately US$3.4 million (approximately C$4.4 million), subject to customary adjustments. The Georgia market has limited growth possibility and was sub-scale for Just Energy. In addition, the Company has closed the previously announced sale of its Irish operations to Flogas Natural Gas Limited for approximately €700 thousand (approximately C$1.0 million), subject to customary adjustments.

“The sale of our Georgia based assets and operations in Ireland, in addition to the earlier sale of our UK operations, are key milestones in our strategy to refine our focus,” said Scott Gahn, President and Chief Executive Officer of Just Energy. “These changes to our business structure allow us to concentrate on our stronger growth and higher-margin operations in North America, while reducing costs.”

Commitment to lower cost structure
In late fiscal 2019 and during fiscal 2020, Just Energy identified several opportunities to improve efficiency and profitability. The Company has been implementing these initiatives, including eliminating low-value activities, businesses and overhead, optimizing spending, improving efficiency in its customer care group and refining the quality of its customer base. The impact of these improvements is beginning to yield results and the Company estimates that these improvements will drive savings of approximately C$60 million, net of costs associated with severance and Just Energy’s strategic review process.

Strategic review process
The strategic review process initiated in early June is ongoing. The Board’s goal for the strategic review is to unlock value for Just Energy and all its stakeholders with respect to its core North American business.  Just Energy has not set a speciﬁc timeframe for the conclusion of the strategic review. The Company will provide an update when the Board has approved a speciﬁc course of action.

About Just Energy Group Inc.
Just Energy is a consumer company focused on essential needs, including electricity and natural gas commodities; health and well-being, such as water quality and filtration devices; and utility conservation, bringing energy efficient solutions and renewable energy options to consumers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, EdgePower Inc., Filter Group Inc., Hudson Energy, Interactive Energy Group, Just Energy Advanced Solutions, Tara Energy, and terrapass. Visit https://investors.justenergy.com/ to learn more. Also, find us on Facebook and follow us on Twitter.

FORWARD-LOOKING STATEMENTS
This press release may contain forward-looking statements including statements regarding the Company’s financial outlook. Forward-looking statements in this press release include, but are not limited to, statements and information regarding the Company’s ability to improve its business by boosting efficiency and lowering costs, the success of the Company’s cost reductions and optimization efforts, the ability of the Company to reduce expenses and the quantum of such reductions and the impact thereof on the Company’s current fiscal year, the Company’s ability to identify further opportunities to improve its cost structure, and the results of the strategic review process. These statements are based on current expectations and assumptions that are believed to be reasonable, but that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, general economic and market conditions, weather conditions, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com. All of the forward-looking statements in this press release are qualified by the foregoing cautionary statements. Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jim Brown
Chief Financial Officer
Phone: (713) 544-8191
jbrown@justenergy.com

or

Investors
Michael Cummings
Investor Relations
Phone: (617) 982-0475
michael.cummings@alpha-ir.com

Media
Boyd Erman
Longview Communications
Phone: 416-523-5885
berman@longviewcomms.ca